UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number: 001-39127

Canaan Inc.

28 Ayer Rajah Crescent

#06-08

Singapore 139959

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Canaan Inc. Closes US$72 Million Registered Direct Offering with Brevan Howard, Galaxy Digital, and Weiss Asset Management

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANAAN INC.

By:	/s/ Nangeng Zhang
	Name:	Nangeng Zhang
	Title:	Chairman and Chief Executive Officer (principal executive officer)

Date: November 7, 2025